Edward D. McDevitt Telephone — (304) 347-1711 Facsimile — (304) 343-3058	February 29, 2008	E-Mail Address: emcdevitt@bowlesrice.com

Mr. Ian McKinnon Lodestar Mining, Incorporated 400 Steeprock Drive Toronto, ON Canada M3J 2X1

Re: Lodestar Mining, Inc.

Dear Mr. McKinnon:

You have requested our opinion, as counsel for Lodestar Mining, Incorporated, a Delaware corporation (the “Company”), in connection with the offering of two million (2,000,000) shares of the Company’s common stock in accordance with the registration statement on Form SB-2 (the “Registration Statement”), under the Securities Act of 1933 (the “Act”), being filed by the Company with the Securities and Exchange Commission.

We have examined such records and documents and made such examinations of laws as we have deemed relevant in connections with this opinion. It is our opinion that the two million (2,000,000) shares of common stock to be offered pursuant to the Registration Statement have been duly authorized, legally issued, and are fully paid and non-assessable.

No opinion is expressed herein as to any laws other than the State of Delaware or the United States. This opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

February 29, 2008

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the caption “Experts” in the Registration Statement. In so doing, we do not admit and we are in the category of persons whose consent is required under Section 7 of the Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Bowles Rice McDavid Graff & Love LLP

/s/ Edward D. McDevitt

Edward D. McDevitt, Partner